Exhibit 99.1

New Oriental Announces Results for the Second Fiscal Quarter Ended November 30, 2023

BEIJING, Jan. 24, 2024 /PRNewswire/ – New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU/ 9901.SEHK), a provider of private educational services in China, today announced its unaudited financial results for the second fiscal quarter ended November 30, 2023, which is the second quarter of New Oriental’s fiscal year 2024.

Financial Highlights for the Second Fiscal Quarter Ended November 30, 2023

•	Total net revenues increased by 36.3% year over year to US$869.6 million for the second fiscal quarter of 2024.

•	Operating income was US$21.3 million for the second fiscal quarter of 2024, compared to a loss of US$2.5 million in the same period of the prior fiscal year.

•	Net income attributable to New Oriental increased by 4,007.4% year over year to US$30.1 million for the second fiscal quarter of 2024.

Key Financial Results

(in thousands US$, except per ADS(1) data)	2Q FY2024	2Q FY2023	% of change
Net revenues	869,600	638,214	36.3%
Operating income/ (loss)	21,342	(2,488)	957.8%
Non-GAAP operating income (2)(3)	50,902	16,303	212.2%
Net income attributable to New Oriental	30,066	732	4,007.4%
Non-GAAP net income attributable to New Oriental (2)(3)	50,158	17,750	182.6%
Net income per ADS attributable to New Oriental - basic	0.18	0.00	4,092.1%
Net income per ADS attributable to New Oriental - diluted	0.18	0.00	7,174.3%
Non-GAAP net income per ADS attributable to New Oriental - basic (2)(3)(4)	0.30	0.11	188.4%
Non-GAAP net income per ADS attributable to New Oriental - diluted (2)(3)(4)	0.29	0.10	201.1%

(in thousands US$, except per ADS(1) data)	1H FY2024	1H FY2023	% of change
Net revenues	1,969,621	1,383,036	42.4%
Operating income	226,466	75,501	200.0%
Non-GAAP operating income (2)(3)	295,657	113,347	160.8%
Net income attributable to New Oriental	195,452	66,734	192.9%
Non-GAAP net income attributable to New Oriental (2)(3)	239,476	101,456	136.0%
Net income per ADS attributable to New Oriental - basic	1.18	0.39	200.3%
Net income per ADS attributable to New Oriental - diluted	1.17	0.38	206.6%
Non-GAAP net income per ADS attributable to New Oriental - basic (2)(3)(4)	1.45	0.60	142.0%
Non-GAAP net income per ADS attributable to New Oriental - diluted (2)(3)(4)	1.42	0.58	143.6%

(1)	Each ADS represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses and (loss) / gain from fair value change of investments to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)

The Non-GAAP net income per ADS attributable to New Oriental is computed using Non-GAAP net income attributable to New Oriental and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the Second Fiscal Quarter Ended November 30, 2023

•

The total number of schools and learning centers was 843 as of November 30, 2023, an increase of 50 and 135 compared to 793 as of August 31, 2023 and 708 as of November 30, 2022, respectively. The total number of schools was 83 as of November 30, 2023.

Michael Yu, New Oriental’s Executive Chairman, commented, “We are pleased to see results surpassed our expectations for the second quarter, with a 36.3% growth in revenue and improvement in operating margin year over year. Our overseas test preparation and overseas study consulting businesses maintained strong momentum with approximately 46.5% and 31.7% growth year over year, respectively. In addition, the domestic test preparation business targeting adults and university students recorded a growth of approximately 42.7% year over year.

Moreover, it is also encouraging that our new educational business initiatives have sustained promising results in this fiscal quarter, with 68.3% revenue growth year over year. Among these new educational business initiatives, our non-academic tutoring courses were offered in around 60 cities, attracting approximately 786,000 student enrollments in this fiscal quarter; simultaneously, our intelligent learning system and devices were adopted in around 60 cities, with approximately 181,000 active paid users in this fiscal quarter. The strong growth was fueled by increased student satisfaction, as a result of our continued improvement in customer retention rate and endless efforts in enhancing the quality of our product offerings and services. We have confidence in our ability and capability to seize lucrative market opportunities by leveraging our brand advantage and rich educational resources.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “In this fiscal quarter, we continued to expand our capacity in some existing cities with greater growth potential and higher utilization of facilities and profitability in a moderate pace. By the end of this fiscal quarter, our total number of schools and learning centers increased to 843. Simultaneously, we committed continuous investment in maintaining our online-merge-offline teaching system to support a vigorous recovery of our remaining key businesses and rapid development of new educational initiatives. We also invested reasonable resources in the research and application of new technologies into our educational and product offerings, with the goal of uplifting our strengths in pursuit of higher quality services and operating efficiency. In this fiscal quarter, East Buy (东方甄选) achieved solid revenue growth as it implemented a series of new initiatives to enhance the development of its private label products. These initiatives included a comprehensive and meticulous optimization of product quality, through which East Buy has launched a total of 264 SKUs of private label products as of November 30, 2023. Its dedicated selection of only the best manufacturers in the industry for long term collaboration, coupled with stringent adjustments in product design and quality control have also enabled an excellent supply chain integration for East Buy.”

Stephen Zhihui Yang, New Oriental’s Executive President and Chief Financial Officer, commented, “Despite the fact that the second quarter is traditionally the slowest quarter of the year, we managed to generate GAAP operating income of US$21.3 million and Non-GAAP operating income of US$50.9 million for the quarter. Our GAAP operating margin for the quarter was 2.5%, representing an improvement of 290 basis points year over year. Our Non-GAAP operating margin for the quarter were 5.9%, representing an improvement of 330 basis points year over year. We recorded a positive operating cash flow of US$300.6 million for this quarter, and by the end of this fiscal quarter, our cash and cash equivalents, term deposits and short-term investments totaled approximately US$4.8 billion. We are committed to maintaining a healthy balance between our growth momentum and cost control, with continued efforts to improve the utilization of our facilities and teaching resources. We are confident in sustaining healthy growth across all business lines while enhancing operational efficiency and creating sustainable value for our customers and shareholders in the long term.”

Share Repurchase

On July 26, 2022, the Company’s board of directors authorized a share repurchase program, under which the Company may repurchase up to US$400 million of the Company’s ADSs or common shares during the period from July 28, 2022 through May 31, 2023. The Company’s board of directors further authorized to extend such share repurchase program by twelve months through May 31, 2024. As of January 23, 2024, the Company repurchased an aggregate of approximately 6.0 million ADSs for approximately US$194.2 million from the open market under the share repurchase program.

Financial Results for the Second Fiscal Quarter Ended November 30, 2023

Net Revenues

For the second fiscal quarter of 2024, New Oriental reported net revenues of US$869.6 million, representing a 36.3% increase year over year. The growth was mainly driven by the increase in net revenues from our educational new business initiatives and East Buy private label products and livestreaming e-commerce business.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$848.3 million, representing a 32.4% increase year over year. Non-GAAP operating costs and expenses for the quarter, which exclude share-based compensation expenses, were US$818.7 million, representing a 31.6% increase year over year. The increase was primarily due to the cost and expenses related to the substantial growth in East Buy private label products and livestreaming e-commerce business.

•	Cost of revenues increased by 25.7% year over year to US$422.6 million.

•	Selling and marketing expenses increased by 62.2% year over year to US$155.0 million.

•

General and administrative expenses for the quarter increased by 29.6% year over year to US$270.7 million. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were US$256.1 million, representing a 34.2% increase year over year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 57.3% to US$29.6 million in the second fiscal quarter of 2024.

Operating Income and Operating Margin

Operating income was US$21.3 million, compared to a loss of US$2.5 million in the same period of the prior fiscal year. Non-GAAP income from operations for the quarter was US$50.9 million, representing a 212.2% increase year over year.

Operating margin for the quarter was 2.5%, compared to negative 0.4% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 5.9%, compared to 2.6% in the same period of the prior fiscal year.

Net Income and Net Income per ADS

Net income attributable to New Oriental for the quarter was US$30.1 million, representing a 4,007.4% increase year over year. Basic and diluted net income per ADS attributable to New Oriental were US$0.18 and US$0.18, respectively.

Non-GAAP Net Income and Non-GAAP Net Income per ADS

Non-GAAP net income attributable to New Oriental for the quarter was US$50.2 million, representing a 182.6% increase year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$0.30 and US$0.29, respectively.

Cash Flow

Net operating cash inflow for the second fiscal quarter of 2024 was approximately US$300.6 million and capital expenditures for the quarter were US$43.4 million.

Balance Sheet

As of November 30, 2023, New Oriental had cash and cash equivalents of US$1,942.6 million. In addition, the Company had US$1,324.1 million in term deposits and US$1,571.2 million in short-term investment.

New Oriental’s deferred revenue, which represents cash collected upfront from customers and related revenue that will be recognized as the services or goods are delivered, at the end of the second quarter of fiscal year 2024 was US$1,645.0 million, an increase of 44.4% as compared to US$1,139.1 million at the end of the second quarter of fiscal year 2023.

Financial Results for the Six Months Ended November 30, 2023

For the first six months of fiscal year 2024, New Oriental reported net revenues of US$1,969.6 million, representing a 42.4% increase year over year.

Operating income was US$226.5 million, representing a 200.0% increase year over year. Non-GAAP operating income for the first six months of fiscal year 2024 was US$295.7 million, representing a 160.8% increase year over year.

Operating margin for the first six months of fiscal year 2024 was 11.5%, compared to 5.5% for the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses for the first six months of fiscal year 2024, was 15.0%, compared to 8.2% for the same period of the prior fiscal year.

Net income attributable to New Oriental for the first six months of fiscal year 2024 was US$195.5 million, representing a 192.9% increase year over year. Basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2024 amounted to US$1.18 and US$1.17, respectively.

Non-GAAP net income attributable to New Oriental for the first six months of fiscal year 2024 was US$239.5 million, representing a 136.0% increase year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental for the first six months of fiscal year 2024 amounted to US$1.45 and US$1.42, respectively.

East Buy’s Financial Highlights for the Six Months Ended November 30, 2023

New Oriental’s subsidiary, East Buy Holding Limited (“East Buy”), a well-known private label products and livestreaming e-commerce platform in China listed on the Hong Kong Stock Exchange, announced its financial results under International Financial Reporting Standards (“IFRS”) for the first six months of fiscal year 2024. East Buy’s financial information in this section is presented in accordance with IFRS.

For the first six months ended November 30, 2023, East Buy recorded the total revenue of RMB2,795.0 million (US$386.3 million), a 34.4% increase from the revenue of RMB2,080.1 million in the same period of the prior fiscal year, and recorded a net profit of RMB249.2 million (US$34.4 million), a 57.4% decrease from the net profit of RMB585.3 million in the same period of the prior fiscal year. East Buy’s gross profit was RMB1,094.1 million (US$151.2 million) and gross profit margin was 39.1% for the six months ended November 30, 2023.

The translations of RMB amounts into U.S. dollars in this section are presented solely for the convenience of the readers. The conversion of RMB into U.S. dollars is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of November 30, 2023, which was RMB7.2362 to US$1.00. The percentages stated in this section are calculated based on the RMB amounts.

Outlook for the Third Quarter of the Fiscal Year 2024

New Oriental expects total net revenues in the third quarter of the fiscal year 2024 (December 1, 2023 to February 29, 2024) to be in the range of US$1,070.9 million to US$1,093.5 million, representing year over year increase in the range of 42% to 45%.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on January 24, 2024, U.S. Eastern Time (9 PM on January 24, 2024, Beijing/Hong Kong Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, and unique personal PIN.

Conference call registration link: https://register.vevent.com/register/BId34793ec6e7247f9a6b66a117f3a1b86. It will automatically direct you to the registration page of “New Oriental FY2024 Q2 Earnings Conference Call” where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s) and personal PIN) provided in the confirmation email received at the point of registering.

Joining the conference call via a live webcast:

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

Listening to the conference call replay:

A replay of the conference call may be accessed via the webcast on-demand by registering at https://edge.media-server.com/mmc/p/mh5engkb first. The replay will be available until January 24, 2025.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, private label products and livestreaming e-commerce and other services, and overseas study consulting services. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares, are listed and traded on the NYSE. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2024, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to effectively and efficiently manage changes of our existing business and new business; our ability to execute our business strategies; uncertainties in relation to the interpretation and implementation of or proposed changes to, the PRC laws, regulations and policies regarding the private education industry; our ability to attract students without a significant increase in course fees; our ability to maintain and enhance our “New Oriental” brand; our ability to maintain consistent teaching quality throughout our school network, or service quality throughout our brand; our ability to achieve the benefits we expect from recent and future acquisitions; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector and livestreaming e-commerce business in China; the continuing efforts of our senior management team and other key personnel, health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and (loss) / gain from fair value change of investments, operating income excluding share-based compensation expenses, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses and (loss) / gain from fair value change of investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses and (loss) / gain from fair value change of investments that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge and (loss) / gain from fair value change of investments that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong	Ms. Sisi Zhao
FTI Consulting	New Oriental Education & Technology Group Inc.
Tel: +852 3768 4548	Tel: +86-10-6260-5568
Email: rita.fong@fticonsulting.com	Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of November 30 2023	As of May 31 2023
	(Unaudited) USD	(Audited) USD
ASSETS:
Current assets:
Cash and cash equivalents	1,942,559	1,662,982
Restricted cash, current	130,758	110,892
Term deposits, current	932,760	855,784
Short-term investments	1,571,163	1,477,843
Accounts receivable, net	33,484	33,074
Inventory, net	86,638	52,689
Prepaid expenses and other current assets, net	272,239	211,240
Amounts due from related parties, current	7,285	9,383

Total current assets	4,976,886	4,413,887

Restricted cash, non-current	47,429	31,553
Term deposits, non-current	391,309	462,734
Property and equipment, net	408,342	359,760
Land use rights, net	3,268	3,321
Amounts due from related parties, non-current	4,122	1,735
Long-term deposits	29,088	26,492
Intangible assets, net	21,870	25,179
Goodwill, net	105,201	105,514
Long-term investments, net	403,462	399,585
Deferred tax assets, net	57,339	55,933
Right-of-use assets	496,062	439,535
Other non-current assets	187,116	67,230

Total assets	7,131,494	6,392,458

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	108,949	69,764
Accrued expenses and other current liabilities	590,898	569,437
Income taxes payable	153,389	118,049
Amounts due to related parties	428	346
Deferred revenue	1,644,991	1,337,630
Operating lease liability, current	166,252	155,752

Total current liabilities	2,664,907	2,250,978

Deferred tax liabilities	26,359	23,849
Unsecured senior notes	14,403	14,653
Operating lease liabilities, non-current	330,018	288,190

Total long-term liabilities	370,780	326,692

Total liabilities	3,035,687	2,577,670

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	3,829,619	3,604,348
Non-controlling interests	266,188	210,440

Total equity	4,095,807	3,814,788

Total liabilities and equity	7,131,494	6,392,458

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2023	2022
	(Unaudited) USD	(Unaudited) USD
Net revenues	869,600	638,214

Operating cost and expenses (note 1)
Cost of revenues	422,558	336,196
Selling and marketing	154,965	95,525
General and administrative	270,735	208,981

Total operating cost and expenses	848,258	640,702

Operating income/(loss)	21,342	(2,488)

(Loss)/Gain from fair value change of investments	(180)	271
Other income, net	37,002	26,320
Provision for income taxes	(8,926)	(3,942)
Loss from equity method investments	(14,506)	(3,575)

Net income	34,732	16,586

Add: Net income attributable to non-controlling interests	(4,666)	(15,854)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	30,066	732

Net income per share attributable to New Oriental-Basic (note 2)	0.02	0.00
Net income per share attributable to New Oriental-Diluted (note 2)	0.02	0.00
Net income per ADS attributable to New Oriental-Basic (note 2)	0.18	0.00
Net income per ADS attributable to New Oriental-Diluted (note 2)	0.18	0.00

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended November 30
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	270,735	208,981
Less: Share-based compensation expenses in general and administrative expenses	14,649	18,114

Non-GAAP general and administrative expenses	256,086	190,867

Total operating cost and expenses	848,258	640,702
Less: Share-based compensation expenses	29,560	18,791

Non-GAAP operating cost and expenses	818,698	621,911

Operating income/(loss)	21,342	(2,488)
Add: Share-based compensation expenses	29,560	18,791

Non-GAAP operating income	50,902	16,303

Operating margin	2.5%	-0.4%
Non-GAAP operating margin	5.9%	2.6%
Net income attributable to New Oriental	30,066	732
Add: Share-based compensation expenses	19,912	17,289
Less: (Loss)/Gain from fair value change of investments	(180)	271

Non-GAAP net income attributable to New Oriental	50,158	17,750

Net income per ADS attributable to New Oriental- Basic (note 2)	0.18	0.00
Net income per ADS attributable to New Oriental- Diluted (note 2)	0.18	0.00
Non-GAAP net income per ADS attributable to New Oriental—Basic (note 2)	0.30	0.11
Non-GAAP net income per ADS attributable to New Oriental—Diluted (note 2)	0.29	0.10
Weighted average shares used in calculating basic net income per ADS (note 2)	1,655,069,348	1,689,218,254
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,669,692,046	1,689,994,459
Non-GAAP net income per share—basic	0.03	0.01
Non-GAAP net income per share—diluted	0.03	0.01

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended November 30
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	6,600	116
Selling and marketing	8,311	561
General and administrative	14,649	18,114

Total	29,560	18,791

Note 2: Each ADS represents ten common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended November 30
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by operating activities	300,586	173,670
Net cash used in investing activities	(93,031)	(54,203)
Net cash used in financing activities	(4,725)	(97,758)
Effect of exchange rate changes	27,195	(35,997)

Net change in cash, cash equivalents and restricted cash	230,025	(14,288)

Cash, cash equivalents and restricted cash at beginning of period	1,890,721	1,137,112
Cash, cash equivalents and restricted cash at end of period	2,120,746	1,122,824

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD
Net revenues	1,969,621	1,383,036

Operating cost and expenses (note 1):
Cost of revenues	863,776	648,263
Selling and marketing	291,086	194,269
General and administrative	588,293	465,003

Total operating cost and expenses	1,743,155	1,307,535

Operating income	226,466	75,501

Gain/(Loss) from fair value change of investments	7,068	(47)
Other income, net	71,730	58,218
Provision for income taxes	(71,456)	(27,285)
Loss from equity method investments	(23,002)	(5,220)

Net income	210,806	101,167

Add: Net income attributable to non-controlling interests	(15,354)	(34,433)

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	195,452	66,734

Net income per share attributable to New Oriental-Basic (note 2)	0.12	0.04
Net income per share attributable to New Oriental-Diluted (note 2)	0.12	0.04
Net income per ADS attributable to New Oriental-Basic (note 2)	1.18	0.39
Net income per ADS attributable to New Oriental-Diluted (note 2)	1.17	0.38

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Six Months Ended November 30
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	588,293	465,003
Less: Share-based compensation expenses in general and administrative expenses	41,881	36,699

Non-GAAP general and administrative expenses	546,412	428,304

Total operating cost and expenses	1,743,155	1,307,535
Less: Share-based compensation expenses	69,191	37,846

Non-GAAP operating cost and expenses	1,673,964	1,269,689

Operating income	226,466	75,501
Add: Share-based compensation expenses	69,191	37,846

Non-GAAP operating income	295,657	113,347

Operating margin	11.5%	5.5%
Non-GAAP operating margin	15.0%	8.2%
Net income attributable to New Oriental	195,452	66,734
Add: Share-based compensation expenses	51,092	34,675
Less: Gain/(Loss) from fair value change of investments	7,068	(47)

Non-GAAP net income attributable to New Oriental	239,476	101,456

Net income per ADS attributable to New Oriental- Basic (note 2)	1.18	0.39
Net income per ADS attributable to New Oriental- Diluted (note 2)	1.17	0.38
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	1.45	0.60
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	1.42	0.58
Weighted average shares used in calculating basic net income per ADS (note 2)	1,653,126,055	1,695,055,767
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,667,494,807	1,696,196,397
Non-GAAP net income per share - basic	0.14	0.06
Non-GAAP net income per share - diluted	0.14	0.06

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Six Months Ended November 30
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	11,572	6
Selling and marketing	15,738	1,141
General and administrative	41,881	36,699

Total	69,191	37,846

Note 2: Each ADS represents ten common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Six Months Ended November 30
	2023	2022
	(Unaudited)	(Unaudited)
	USD	USD
Net cash provided by operating activities	636,372	358,917
Net cash used in investing activities	(301,197)	(249,499)
Net cash used in financing activities	(17,716)	(117,751)
Effect of exchange rate changes	(2,140)	(63,370)

Net change in cash, cash equivalents and restricted cash	315,319	(71,703)

Cash, cash equivalents and restricted cash at beginning of period	1,805,427	1,194,527
Cash, cash equivalents and restricted cash at end of period	2,120,746	1,122,824

Reconciliation between US GAAP and International Financial Reporting Standards

Deloitte Touche Tohmatsu was engaged by the company to conduct limited assurance engagement in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” (“HKSAE 3000 (Revised)”) issued by the Hong Kong Institute of Certified Public Accountants (the “HKICPA”) on the reconciliation of the condensed consolidated statement of operations for the six months ended November 30, 2023 and the condensed consolidated balance sheet as of November 30, 2023 of the company and its subsidiaries (collectively referred to as the “Group”) between the accounting policies adopted by the Group of the relevant period in accordance with the accounting principles generally accepted in the United States of America (the “US GAAP”) and the International Financial Reporting Standards (the “IFRSs”) issued by the International Accounting Standards Board (together, the “Reconciliation”).

The limited assurance engagement undertaken in accordance with HKSAE 3000 (Revised) involves performing procedures to obtain sufficient appropriate evidence about whether:

•	the related adjustments and reclassifications give appropriate effect to those criteria; and

•	the Reconciliation reflects the proper application of the adjustments and reclassifications to the differences between the Group’s accounting policies in accordance with the US GAAP and the IFRSs.

The procedures performed by Deloitte Touche Tohmatsu were based on their professional judgment, having regard to their understanding of the management’s process on preparing the Reconciliation, nature, business performance and financial position of the Group. Given the circumstances of the engagement, the procedures performed included:

(i)

Comparing the “Amounts as reported under US GAAP” for the six months ended November 30, 2023 in the Reconciliation as set out in the Appendix with the financial results for the six months ended November 30, 2023 prepared in accordance with the US GAAP;

(ii)

Evaluating the assessment made by the board of directors in identifying the differences between the accounting policies in accordance with the US GAAP and the IFRSs, and the evidence supporting the adjustments and reclassifications made in the Reconciliation in arriving at the “Amounts as reported under IFRSs” in the Reconciliation as set out in the Appendix; and

(iii)	Checking the arithmetic accuracy of the computation of the Reconciliation as set out in the Appendix.

The procedures performed by Deloitte Touche Tohmatsu in this limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed. Accordingly, Deloitte Touche Tohmatsu do not express a reasonable assurance opinion.

Based on the procedures performed and evidence obtained, Deloitte Touche Tohmatsu have concluded that nothing has come to their attention that causes them to believe that:

(i)	The “Amounts as reported under US GAAP” for the six months ended November 30, 2023 in the Reconciliation as set out in the Appendix is not in agreement with the financial results for the six months ended November 30, 2023 prepared in accordance with the US GAAP;

(ii)	The adjustments and reclassifications made in the Reconciliation in arriving at the “Amounts as reported under IFRSs” in the Reconciliation as set out in the Appendix, do not reflect, in all material respects, the different accounting treatments according to the Group’s accounting policies in accordance with the US GAAP and the IFRSs of the relevant period; and

(iii)	The computation of the Reconciliation as set out in the Appendix is not arithmetically accurate.

Appendix

The consolidated financial statements are prepared in accordance with US GAAP, which differ in certain respects from IFRSs. The effects of material differences between the consolidated financial statements of the Group prepared under US GAAP and IFRSs are as follows:

	For the six months ended November 30, 2022
	IFRSs adjustments
	Amounts as reported under US GAAP	Investments measured at fair value	Share-based compensation	Lease accounting	Amounts as reported under IFRSs
		Note i	Note ii	Note iii
	(US$ in thousand)
Cost of revenues	(648,263)	—	(19)	10,108	(638,174)
Selling and marketing	(194,269)	—	772	1,196	(192,301)
General and administrative	(465,003)	—	3,630	2,748	(458,625)

Operating income	75,501	—	4,383	14,052	93,936

Interest expense	(498)	—	—	(9,276)	(9,774)
Loss from fair value change of investments	(47)	(1,492)	—	—	(1,539)
Income before income taxes and loss from equity method investments	133,672	(1,492)	4,383	4,776	141,339

Provision for income taxes	(27,285)	373	—	—	(26,912)

Net income	101,167	(1,119)	4,383	4,776	109,207

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	66,734	(1,119)	4,383	4,776	74,774

	For the six months ended November 30, 2023 IFRSs adjustments
	Amounts as reported under US GAAP	Investments measured at fair value	Share-based compensation	Lease accounting	Amounts as reported under IFRSs
		Note i	Note ii	Note iii
	(US$ in thousand)
Cost of revenues	(863,776)	—	2,176	1,189	(860,411)
Selling and marketing	(291,086)	—	2,356	130	(288,600)
General and administrative	(588,293)	—	(618)	290	(588,621)

Operating income	226,466	—	3,914	1,609	231,989

Interest expense	(144)	—	—	(9,786)	(9,930)
Gain from fair value change of investments	7,068	11,098	—	—	18,166

Income before income taxes and loss from equity method investments	305,264	11,098	3,914	(8,177)	312,099

Provision for income taxes	(71,456)	(2,775)	—	—	(74,231)

Net income	210,806	8,323	3,914	(8,177)	214,866

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	195,452	8,323	3,914	(8,177)	199,512

	As of May 31, 2023 IFRSs adjustments
	Amounts as reported under US GAAP	Investments measured at fair value	Share-based compensation	Lease accounting	Amounts as reported under IFRSs
		Note i	Note ii	Note iii
	(US$ in thousand)
ASSETS
Long-term investments, net	399,585	(204,014)	—	—	195,571
Financial assets at fair value through profit or loss	—	207,927	—	—	207,927
Right-of-use assets	439,535	—	—	(16,068)	423,467

Total assets	6,392,458	3,913	—	(16,068)	6,380,303

LIABILITIES
Deferred tax liabilities	23,849	708	—	—	24,557

Total liabilities	2,577,670	708	—	—	2,578,378

Total New Oriental Education & Technology Group Inc. shareholders’ equity	3,604,348	3,205	—	(16,068)	3,591,485
Total equity	3,814,788	3,205	—	(16,068)	3,801,925

Total liabilities and equity	6,392,458	3,913	—	(16,068)	6,380,303

	As of November 30, 2023 IFRSs adjustments
	Amounts as reported under US GAAP	Investments measured at fair value	Share-based compensation	Lease accounting	Amounts as reported under IFRSs
		Note i	Note ii	Note iii
	(US$ in thousand)
ASSETS
Long-term investments, net	403,462	(237,908)	—	—	165,554
Financial assets at fair value through profit or loss	—	242,118	—	—	242,118
Right-of-use assets	496,062	—	—	(24,245)	471,817

Total assets	7,131,494	4,210	—	(24,245)	7,111,459

LIABILITIES
Deferred tax liabilities	26,359	782	—	—	27,141

Total liabilities	3,035,687	782	—	—	3,036,469

Total New Oriental Education & Technology Group Inc. shareholders’ equity	3,829,619	3,428	—	(24,245)	3,808,802
Total equity	4,095,807	3,428	—	(24,245)	4,074,990

Total liabilities and equity	7,131,494	4,210	—	(24,245)	7,111,459

Notes

(i) Investments measured at fair value

Under US GAAP, the Group elects measurement alternative to the fair value measurement for the equity securities without readily determinable fair values, under which these investments are measured at cost, less impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with the fair value change recorded in the consolidated statements of operations.

For investments in investee’s shares which are determined to be debt securities, the Group accounts for them as available-for-sale investments when they are not classified as either trading or held-to-maturity investments. Available-for-sale investments are reported at fair value, with unrealized gains and losses, net of taxes recorded in accumulated other comprehensive income or loss. Realized gains or losses on the sales of these securities are recognized in the consolidated statements of operations.

Under IFRSs, the aforementioned investments are classified as financial assets at fair value through profit or loss and measured at fair value. Fair value changes of these long-term investments are recognized in profit or loss.

(ii) Share-based compensation

Under US GAAP, the Group recognized as compensation expenses net of forfeitures as they occur using graded vesting method over the requisite service period.

Under IFRSs, the compensation expenses are recognized net of estimated forfeitures using graded vesting method over the requisite service period.

(iii) Lease accounting

Under US GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in profit or loss.

Under IFRSs, the amortization of the right-of-use asset is on a straight-line basis while the interest expense related to the lease liabilities are measured at amortized cost.